Mail Stop 03-05
      November 10, 2004


Mr. Kent M. Harvey
PG&E Energy Recovery Funding LLC
245 Market Street, Room 424
San Francisco, CA 94105

Re:	PG&E Energy Recovery Funding LLC
	Form S-3 filed October 15, 2004
	File No. 333-119762


Dear Mr. Harvey,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.
Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate

2. If you intend to issue securities with this registration statement shortly after effectiveness, please include in the last pre-effective amendment a prospectus supplement that contains all information relating to that offering which is known and reasonably available at that time. In addition, please file (i) unqualified tax and legality opinions and (ii) related consents pre-effectively with respect to any proposed immediate takedown

3. Throughout the registration statement, we note the repeated use of the phrase "unless otherwise provided in the prospectus supplement" and similar phrases. Please confirm your understanding that while the disclosure in prospectus supplements may enhance disclosure in the base prospectus, it cannot contradict it. Please revise the registration statement accordingly.

Prospectus Supplement

Special Note Regarding Forward-Looking Statements, page ii

4. Please clarify that all material risk factors are discussed in the
Risk Factors sections of the base and, if applicable, the prospectus supplement.

Base Prospectus

Cover Page

5. We note the third bullet under the subheading "The issuer."
Please
clarify that any "other assets" that may be pledged will be of the type(s) specifically identified in the base prospectus. Please revise the registration statement accordingly.

6. Please state, if true, that the registrant does not intend to list the securities offered on any national securities exchange or the Nasdaq Stock Market.

About this Prospectus, page iii

7. Please re-position the information contained on pages iii-v to a more appropriate place in the registration statement. The prospectus summary should immediately follow the table of contents. Please refer to Item 503(c) of Regulation S-K.

8. Please delete the first sentence of the second paragraph. You may wish to clarify that the base prospectus and the prospectus supplement must be read together in order to fully understand the offering. However, you should not state that the prospectus merely provides a general description of the offering.

9. We note your disclosure in the next-to-last sentence in the second paragraph of this section that investors should rely on the information in the prospectus supplement if the terms of a particular series of securities vary between the base prospectus and the accompanying prospectus supplement. Please note that the disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. Please revise accordingly.

10. We note the last sentence of this page. Please clarify that prospectus supplement updates the base prospectus as of the date of the supplement. It should be clear that the base prospectus is accurate as of the date on its cover and the date of the applicable prospectus supplement (i.e., the date that the base prospectus is updated by the supplement).

Where You Can Find More Information, page v

11. Please provide us with an explanation of how you intend to report under the Exchange Act. Your response should address the requirements of the no-action letter that most closely fits the proposed transaction, the Revised Staff Statement on Compliance by Asset-Backed
Issuers with Exchange Act Rules 13a-14 and 15d-14, and the section of the Current Issues Outline captioned "Structured Financings."

12. In addition, we suggest you also consider the no-action letter issued to Merrill Lynch Depositor Inc. (pub. avail. March 28,
2003).
The Revised Staff Statement, the Current Issues Outline and the Merrill Lynch Depositor Inc. no-action letter are all available on our web site. The revised staff statement requires that asset-backed issuers file a compliance certificate and accountant`s report with each Form 10-K. To the extent such documents are not currently required, amend the trusts` governing documents to provide for the preparation and delivery of the required exhibits so that they may be timely included in each trust`s Form 10-K. In your response, please address proposed reporting under both Form 10-K and Form 8-K.

13. Please disclose that upon written or oral request investors may, at no cost, receive copies of the prospectus and any other relevant materials. Refer to Item 12(c) of Form S-3.

Collection Account, page 13

14. Please more fully explain, where appropriate, how tax considerations will affect the amounts deposited in the collection accounts.

Credit Enhancement, page 14

15. We note that you state that credit enhancement may be achieved by certain means set forth in the base prospectus and as otherwise specified in the prospectus supplement. We also note that the final paragraph in this section states that additional forms of credit enhancement for a series may be specified in a prospectus supplement for the applicable. The base prospectus should describe all potential types of credit enhancement that you anticipate using. Please revise your registration statement accordingly.

Risk Factors, page 18

16. Please delete the second sentence of the introductory paragraph and revise the next sentence. If you are aware of a material risk, discuss it in this section. This section is for you to discuss the material risks of which you are aware.

Legal Action May Reduce the Value of Your Investment, page 19

17. Please revise this subheading, and other subheadings as appropriate, to identify with greater specificity the risk posed to investors.

Future California Legislative Action, page 19

18. In the next amendment please file consents for Orrick`s two opinions mentioned in this section and separately reference them in the Experts section captioned Various Legal Matters Relating to the
Energy Recovery Bonds.

The Act May Be Overturned by the Federal Government and Any
Compensation Paid by the Federal Government May Not Be Adequate to Compensate Holders of Energy Recovery Bonds, page 20

19. Please provide a supplemental discussion of the bill introduced to
Congress.

Risks Associated with a Bankruptcy of the Seller or the Servicer, page
25

20. If there is any relevant case law, please discuss. If there is substantial uncertainty because there is no relevant case, please disclose.

Risks Associated with the Use of Credit Enhancements or Swap
Transactions, page 29

21. Please identify the counterparty to a swap or similar agreement in the related prospectus supplement and file any agreements on Form 8-K.
To the extent there are material risks for investors that are specific to the agreement or the counterparty, please disclose in a related supplement. Please note that to the extent the trust`s credit exposure under one of these agreements exceeds 20% of the trust`s assets, you must provide audited financial statements of the counterparty. To the extent that the trust`s credit exposure equals
10% or more but less than 20% of the trust`s assets, the prospectus supplement must contain summarized financial statements of the counterparty. Please confirm supplementally that you are aware of and will comply with the foregoing disclosure obligations.


Potential Limitations to Collecting DRC Charges, page 36

22. We note that you have included discussion of two risks under this heading. Please note that all known material risks should be included in the Risk Factors section. You have included the first risk (Uncertainties Created by Changes in General Economic Conditions and
Electricity Usage) in the Risk Factors section; therefore, we encourage you to consider whether you want to include a second discussion of the risk here. Conversely, the Risk Factors section does not include a discussion of the second risk identified in this section (Exemption for Certain Electricity Consumers Within PG&E`s Service Territory). Please revise the Risk Factors section to address this risk. Again, we encourage you to consider whether you want to include a second discussion of the risk here.

Third-Party Credit Enhancement, page 69

23. If one entity or a group of affiliated entities either will provide or could be called upon to provide, directly or indirectly,
10% or more of the cash flow supporting any offered class of securities issued by the trust, then provide summarized financial statements of that entity or group. If one entity or a group of affiliated entities will provide or could be called upon to provide, directly or indirectly, 20% or more of the cash flow supporting any
offered class of securities issued by the trust, then provide audited
financial statements of that entity or group in accordance with Regulation S-X. By way of analogy, see Staff Accounting Bulletins 71 and 71A. These disclosure obligations apply not only to the prospectus or the related prospectus supplement but also to periodic reports filed under the Exchange Act. Confirm supplementally that you are aware of and will comply with these disclosure obligations.

Appropriate Investments for Funds in Each Collection Account, page
76

24. Your disclosure in this section reveals an intent on your part to include in the collection accounts certain securities. Please confirm your awareness that you may not include securities that are not freely tradable.

Reports to Holders of the Energy Recovery Bonds, page 80

25. Please supplementally confirm, if true, that you intend to disclose in your Form 8-K the amount and sources of all compensation paid to your trustee(s).

Material Federal Income Tax Considerations, page 91

26. Please revise the third sentence of this section. You may not limit who may rely on the opinion(s) rendered in connection with the bond issuances.

Plan of Distribution, page 101

27. If the proposed distribution is other than a firm commitment underwriting, please tell us how this offering is consistent with the finite pool requirements of Form S-3.

Dealer Prospectus Delivery Obligation

28. In the next amendment please include the prospectus delivery obligation language on the outside back cover.


*	*	*

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Daniel H. Morris at (202) 824-5228 or me at
(202)
942-1850 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Dean Criddle, Orrick, Herrington & Sutcliffe (Fax:
415.773.5759)
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PG&E Energy Recovery Funding LLC
November 10, 2004
Page 1